SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 12, 2020

1.              DATE, TIME AND PLACE: On May 12, 2020, at 9:00 am, through conference call, due to the restrictions in force to the traffic of people caused by the pandemic of the new coronavirus.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Company”), with the participation of all Board Members indicated below, through a conference call, having the Board Member Roberto Lopes Pontes Simões participated also as Chief Executive Officer. Officers Pedro Freitas, Cristiana Lapa, Marcelo Arantes and Marcelo Cerqueira, and Mrs. Ana Paula Tarossi, Lilian Porto Bruno and Clarisse Schlieckmann also participated. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         Resolution: After due analysis of the proposal submitted for resolution, which was previously forwarded to the Directors and shall remain duly filed at the Company’s headquarters, the following resolutions were unanimously taken by the attendees:

a) PD.CA/BAK-12/2020 - Adjustment of Braskem’s maximum debt limit, included in PD.CA/BAK 01/2020 - After the presentation by Mr Pedro de Freitas, when the issue was discussed and clarifications were provided to the inquiries made, PD.CA/BAK-12/2020 was approved, with recommendation from the Finance and Investment Committee to authorize the adjustment of the resolution contained in PD.CA/BAK-01/2020 for increase the maximum gross debt value of USD 7.9 billion with any amounts withdrawn from the RCF up to USD 1 billion, and the resolution now being effective with the following wording: “to approve, for the fiscal year of 2020 or until the first Annual Meeting of the Board of Directors to be held in 2021, the limit to contract loans, financing or capital market transactions (including, but not limited to, the contracting of derivatives, foreign exchange agreements, advances on foreign exchange agreements, bank guarantees, discount of receivables and letters of credit), in Brazil or abroad, without the need of a specific prior consent of the Board of Directors for each transaction, whenever the applicable laws or regulations do not require approval by the Board of Directors or by the General Meeting, in the amount per transaction of up to USD 250 million for transactions expressed in foreign currency, and up to BRL 500 million for transactions expressed in Reais, always respecting, at the execution of the respective agreement, the limit of the Company’s gross debt in the amount of USD 7.9 billion, excluding from the gross debt assessed the Project Finance of Braskem Idesa, and adding any amount withdrawn from RCF of USD 1 billion to the limit of USD 7.9 billion, as indicated in its latest financial statement or in the quarterly information form disclosed to the market; ”And ii) ratification of the other terms and conditions contained in PD.CA/BAK-01/2020.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 12, 2020

3.2.         Subjects for Acknowledgment: Nothing to record.

3.3.         Subjects of Interest to the Company: Nothing to record.

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members present at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, May 12, 2020.

José Mauro Mettrau C. da Cunha	Lilian Porto Bruno
Chairman	Secretary
João Cox Neto	Fábio Venturelli
Gesner José de Oliveira Filho	João Pinheiro Nogueira Batista
Julio Soares de Moura Neto	Pedro Oliva Marcilio de Sousa

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MAY 12, 2020

Roberto Faldini	Roberto Lopes Pontes Simões
Rogerio Bautista da Nova Moreira

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.